Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Global Advantage and Premium Opportunity Fund was held on July 6, 2017 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Advantage and Premium Opportunity Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	15,606,697.728	1,003,773.000	0.000	0.000	16,610,470.728
Patrick W. Kenny	1	11,723,818.728	4,886,652.000	0.000	0.000	16,610,470.728
Shaun P. Mathews	1	11,766,636.728	4,843,834.000	0.000	0.000	16,610,470.728
Roger B. Vincent	1	15,584,409.728	1,026,061.000	0.000	0.000	16,610,470.728

Proposal passed.